
July 30, 2012

Mr. David L. Willis
Global Power Equipment Group, Inc.
400 East Las Colinas Boulevard, Suite 400
Irving, Texas 75039

> **Re:** **Global Power Equipment Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 1, 2012**
> **Response Dated July 18, 2012**
> **File No. 1-16501**

Dear Mr. Willis:

We have reviewed your response letter dated July 18, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion and Analysis, page 24

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010, page 31
Gross Profit/Margin %, page 32

1. We note your response to comment four in our letter dated July 3, 2012. We continue to believe that you should provide additional disclosures regarding the underlying changes in your contracts from period to period when these changes materially impact your gross margin. You indicate that the decline in the gross margin percentage was primarily due to a change in the contract mix in the Products Division. Please discuss the actual changes as well as the underlying reasons for the changes. Please show us in your supplemental response what the revisions in future filings will look like.

Changes in Cash and Cash Equivalents for 2011, 2010, and 2009, page 37

2. We note your response to comment seven in our letter dated July 3, 2012. Please show us in your supplemental response what the revisions in future filings will look like.

Financial Statements

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-8

3. We note your response to comment nine in our letter dated July 3, 2012. Please help us better understand why your revenue recognition policy states that you record revenue when the contract is substantially complete rather than stating you record revenue when the contract is complete. In a similar manner to your response, please expand your disclosures regarding when you record revenue. Please clarify that there are no further performance obligations once title has transferred and disclose what consideration you give to contract-specified separate delivery dates and milestones of individual equipment units in determining when to recognize revenue.

Form 10-Q for the Period Ended March 31, 2012

General

4. Please address the above comments in your interim filings as well, as applicable.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief